15047604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-68910

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mora WM Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave. Suite 2990
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name)*

1450 Brickell Ave.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eli Butnaru, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mora WM Securities LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura Pelegrin
Commission #EE859783
Expires: Dec. 20, 2016
BONDED THRU
AAA NOTARY & SURETY BONDS

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

Statement of Financial Condition

December 31, 2014

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mora WM Securities, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

We have audited the accompanying statement of financial condition of Mora WM Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC) as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Mora WM Securities, LLC's (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC) management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Mora WM Securities, LLC (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC) as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 26, 2015

MORA WM SECURITIES, LLC
(a Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	290,877
Cash segregated under regulatory requirements		10,001
Receivables from clearing broker		322,180
Deposit with clearing broker		150,038
Prepaid expenses		13,234
Receivable from affiliate		200,937
Other assets		6,786
Total Assets	$	994,053
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	61,294
		61,294
Commitments and contingencies (Note 6 & 7)		
Member's equity		932,759
Total Liabilities and Member's Equity	$	994,053

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Mora WM Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Mora WM Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware, and was approved by FINRA to operate as a registered broker dealer in May 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements

The Company has a clearing agreement with J.P. Morgan Clearing, LLC ("Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $150,000 with the Clearing Broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014. The actual outcome of the estimates could differ from the estimates made in the preparation of this financial statement.

Income Taxes

The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities since its inception.

Recently Issued Accounting Pronouncements

Revenue from Contracts with Customers - In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers, or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred to the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

3. RELATED PARTIES

The Company has an expense sharing agreement with Mora Wealth Management, LLC (the "RIA"), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. As of December 31, 2014, the Company did not owe the RIA any amounts for such services as all such amounts were paid in full during the year.

During December 2014, the Company loaned the RIA $200,000 for its cash flow needs. Such loan bears no interest, is due on demand and was outstanding as of December 31, 2014.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company's Net Capital was $708,001 and the required Net Capital was $250,000. At December 31, 2014, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.09 to 1.

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company's maintains a special reserve bank account for the benefit of customers. As of December 31, 2014, cash of $10,001 has been segregated in such account.

5. RECEIVABLES FROM CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. At December 31, 2014, the Company had $322,180 due from its clearing broker for operations.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of this financial statement and has determined that there were no subsequent events requiring disclosure in this financial statement.